

16012047

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 26 2016
Washington DC
416

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68611

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SpareBank 1 Capital Markets, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPLE PLACE OF BUSINESS (do not use P.O. Box No.)

2901 South Bayshore Drive, Suite 1E
(No. and Street)

Miami	Florida	33133
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

305-444-3598
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM, LLP
(Name – *if individual state last, first, middle name*)

805 Third Ave, 14th floor	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

OATH OR AFFIRMATION

I, **Robert Lau** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **SpareBank 1 Capital Markets, Inc.**, as of **December 31, 2015** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, Principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


CHRISTINE DIMAANO PANTALEON
Commission # 2136450
Notary Public - California
San Diego County
My Comm. Expires Dec 15, 2019

Robert C. Lau
Signature

President & CEO
Title

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' equity or Partners' or Sole Proprietor's Capital
__ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
__ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
__ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
__ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1
__ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
__ (m) A copy of the SIPC Supplemental Report
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
__ (o) Independent auditor's report on internal control
__ (p) Schedule of proposed capital withdrawals

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of SAN DIEGO)

On 2.25.2016 before me, CHRISTINE DIMAANO PANTALEON
(insert name and title of the officer)

personally appeared Robert C. Lau,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.


CHRISTINE DIMAANO PANTALEON
Commission # 2136450
Notary Public - California
San Diego County
My Comm. Expires Dec 15, 2019

WITNESS my hand and official seal.



Signature ______________________ (Seal)

REPORT PURSUANT TO RULE 17a-5 AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SpareBank 1 Capital Markets, Inc.

Financial Statements and Schedules

December 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon and Supplemental Report on Exemption)

CONTENTS



805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and Board of Directors of
SpareBank 1 Capital Markets, Inc.
Miami, Florida

We have audited the accompanying financial statements of SpareBank 1 Capital Markets, Inc., which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations and stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. SpareBank 1 Capital Markets, Inc. management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of SpareBank 1 Capital Markets, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption) and Information for Possession or Control Requirements Under Rule 15c3-3 (exemption), has been subjected to audit procedures performed in conjunction with the audit of SpareBank 1 Capital Markets, Inc.'s financial statements. The supplemental information is the responsibility of SpareBank 1 Capital Markets, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RBSM LLP

New York, New York
February 24, 2016

SPAREBANK 1 CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Cash	$	352,182
Cash - segregated in compliance with federal regulations		100,000
Current Assets		452,182
TOTAL ASSETS	$	452,182

LIABILITIES AND STOCKHOLDERS' EQUITY

Accrued Income Taxes	$	2,248
Current Liabilities		2,248
Common Stock - no par value		
1,000 authorized, 1,000 shares issued and outstanding	$	565,612
Accumulated Deficit		(115,678)
TOTAL STOCKHOLDERS' EQUITY		449,934
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	452,182

See accompanying notes to financial statements.

SPAREBANK 1 CAPITAL MARKETS, INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2015

REVENUES:		
Services Income - related party	$	308,312
TOTAL REVENUES		308,312
EXPENSES:		
Payroll and employee benefits		252,160
Regulatory fees, business licenses and permits		23,004
Communication costs		6,511
Rent		3,490
Office expenses		3,166
Subscriptions		2,346
Other expenses		4,900
TOTAL EXPENSES		295,577
NET INCOME FROM OPERATIONS BEFORE INCOME TAXES		12,735
Income Tax Expense		2,248
NET INCOME	$	10,487

See accompanying notes to financial statements.

SPAREBANK 1 CAPITAL MARKETS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2015

	Common Stock						
	Shares		Amount		Accumulated Deficit		Stockholders' Equity
Balance at December 31, 2014	1,000	$	465,612	$	(128,413)	$	337,199
Capital Contribution			100,000				100,000
Net Income					10,487		10,487
Balance at December 31, 2015	1,000	$	565,612	$	(117,926)	$	447,686

See accompanying notes to financial statements.

SPAREBANK 1 CAPITAL MARKETS, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	10,487
Adjustments to reconcile net income to net cash provided by operating activities:		
Accrued Income Taxes		2,248
Net Cash Used by Operating Activities		12,735
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital Contribution		100,000
Net Cash Provided by Financing Activities		100,000
NET INCREASE IN CASH		112,735
CASH AT BEGINNING OF YEAR		337,199
CASH AT END OF YEAR	$	449,934

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash Paid During the Year:		
Interest	$	-
Taxes	$	-

See accompanying notes to financial statements.

SpareBank 1 Capital Markets, Inc.
Notes to Financial Statements
Year Ended December 31, 2015

(1) Organization

SpareBank 1 Capital Markets, Inc. ("the Company") is a wholly owned entity of Magellan Global Corporation, the "Parent Company", which is wholly owned subsidiary of SPAREBANK 1 MARKETS AS, a Norwegian entity. The Company was founded in 2010.

SpareBank 1 Capital Markets, Inc. is a member of FINRA and SIPC.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash and cash equivalents.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits of $ 250,000.

(b) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair Value of Financial Instruments

The carrying value of cash, accounts receivable, other receivables, accounts payable and accrued expenses approximate their fair values based on the short-term maturity of these instruments. The carrying amounts of debt were also estimated to approximate fair value.

The Company utilizes the methods of fair value measurement as described in ASC 820 to value its financial assets and liabilities. As defined in ASC 820, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by

market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

(d) Income Taxes

Income taxes are recognized the respective graduated income tax rates. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The difference in between the federal income tax rate of 34% and the amount recorded is strictly due to the scaling with the lowest graduated federal income tax rate of 15%. There is no state income taxes in the state the Company operates within.

Although the Company has not been made aware of any such examinations being conducted, the past three tax years remain open for federal or state examinations.

(e) Management Estimates

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) Concentration, Risk and Credit Risk

In the normal course of business, the Company's securities activities involve the execution and settlement of various securities transactions for customers. These activities may expose the Company to risk in the event customers, are unable to fulfill their contractual obligations. The Company continuously monitors the credit-worthiness of customers. All of the Company revenues originated from its parent company during 2015.

(g) Revenue and Expense Recognition

The Company earns revenue (commissions) from brokerage activities, which are recognized on the day of trade – trade date basis and carried at market value. Fees for underwriting and placement services are recognized when the deal is completed and the income is reasonably determinable. Services Income are earned based on the monthly payment for research services performed under an agreement with its parent company.

(h) Recently Issued Accounting Pronouncements

Recently issued accounting pronouncements by the Financial Accounting Standards Board, Public Company Accounting Oversight Board, Securities and Exchange Commission and the American Institute of Public Accountants, but not yet effective did not or are not believed by management, to have a material impact on the Company's present or future financial statements.

(3) Cash – Segregated in Compliance with Federal Regulations

Pursuant to its current status as a broker dealer with FINRA, the Company is required to maintain such funds for regulatory purposes relating to maintaining cash in a segregated reserve account for the exclusive benefit of its clients.

(4) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule (SEC rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $449,934 which was $199,934 in excess of its required net capital of $250,000.

(5) Related Party Transactions

During the year 2015, the Company received approximately $100,000 in capital contributions from its Parent Company.

During the year 2015, the Company received $308,312 of services income based on an agreement whereby the Company agreed to perform certain research services.

(6) Commitments and Contingencies

Our offices are located 2901 South Bayshore Drive, Miami, Florida and the Regus Office Suite at 590 Madison Avenue, 21st floor, New York, New York. The Regus office is a virtual office, all utilities except telephone are included under such rental agreement. There is no monthly rent charged for the Florida office. The monthly rent for the New York is in the amount of $298 and is on a month to month basis. Rent expense for the year ended December 31, 2015 was $3,490.

In April 2012, the Company entered into a three year employment agreement with its sole officer, which has been extended an additional three years, ending March 2018.

(7) Subsequent Event

The Company has evaluates subsequent events for the disclosure purposes through February 24, 2016.

SUPPLEMENTAL INFORMATION

SpareBank 1 Capital Markets, Inc.

Computation of Net Capital
Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2015

Total stockholder's equity qualified for net capital	$ 449,934
Deductions and/or charges	
Non-allowable assets:	-
Net capital	$ 449,934
Computation of Alternate Net Capital Requirement:	
2% of combined aggregate debit Item as shown in the formula for reserve Requirements pursuant to Rule 15c3-3	$ -
Minimum dollar net capital requirement – the higher of 6 - 2/3% of aggregate indebtedness of $0 or $250,000	$ 250,000
Net capital requirement (greater of above)	$ 250,000
Excess net capital	$ 199,934
Computation of Ratio of Aggregate Indebtedness to Net Capital:	
Total aggregate indebtedness	$ 2,248
Ratio of aggregate indebtedness to net capital	0.01 to 1
Net capital, per unaudited December 31, 2015 FOCUS report	$ 449,934
Net audit adjustment	-
Net capital, per December 31, 2015 audited report, as filed	$ 449,934

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

No material differences exist between the net capital computation above and the computation included in the FOCUS Form X-17a-5 Part II, as filed by the Company and amended on February 22, 2016.

Schedule II

SpareBank 1 Capital Markets, Inc.

STATEMENT REGARDING SEC RULE 15c3-3

December 31, 2015

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(ii), for A and B. Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information relating to the Possession or Control Requirements under Rule 15c3-3.

RBSM LLP
Accountants & Advisors

805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
SpareBank 1 Capital Markets, Inc.
Miami, Florida

We have reviewed management's statements, included in the accompanying Exemption Report, in (1) which SpareBank 1 Capital Markets, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sparebank 1 Capital Markets, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (k) (2) (ii) All customer transactions cleared through another broker dealer on a fully disclosed basis (the "exemption provisions") and (2) SpareBank 1 Capital Markets, Inc. stated that SpareBank 1 Capital Markets, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. SpareBank 1 Capital Markets, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sparebank 1 Capital Markets, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RBSM LLP

New York, New York
February 24, 2016

SpareBank 1 Capital Markets, Inc.

2901 South Bayshore Drive, Suite 1E

Miami, FL 33133

February 22, 2016

RBSM LLP
805 Third Avenue, 14th FL
New York, NY 10022

Exemption Report
Re: SpareBank 1 Capital Markets, Inc. year end 2015 Certified Audit

SpareBank 1 Capital Markets, Inc. is operating under the (k)(2)(ii) exemption of SEC Rule 15c3-3, "Customer Protection-Reserves and Custody of Securities". SpareBank 1 Capital Markets, Inc. if it has any customer transactions, such customer transactions are cleared through another broker dealer on a fully disclosed basis; therefore we have met the identified exemption provisions in 240.15c3-3(k) throughout the most recent fiscal year without exception and qualify for the exemption under the rule.



Robert C. Lau
President and CEO